






Investor Presentation:
2017 Annual Meeting of Stockholders

Forward-Looking Statement

In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, McDermott cautions that statements in this presentation which are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact McDermott's actual results of operations. These forward-looking statements include, but are not limited to, statements about backlog, to the extent it may be viewed as an indicator of future revenues or profitability. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: adverse changes in the markets in which we operate or credit markets, our inability to successfully execute on contracts in backlog, changes in project design or schedules, the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by our customers and other business counterparties and changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward-looking statements. For a more complete discussion of these and other risk factors, please see McDermott's annual and quarterly filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the year ended December 31, 2016. This presentation reflects management's views as of the date hereof. Except to the extent required by applicable law, McDermott undertakes no obligation to update or revise any forward-looking statement.

Executive Summary

About McDermott

- Leading provider of integrated engineering, procurement, construction and installation services for oil and gas field developments worldwide
- At any given time, 40 or fewer active contracts typically spanning a duration of one to three years, performed in a variety of jurisdictions and each ranging from less than $50 million to more than $2 billion in total contract value

Improved Financial and Operating Performance

- TSR for FY 2016 was 120%, versus 12% for proxy peer group and 12% for S&P 500
- FY 2016 operating income of $142.3 million, which exceeded FY 2015 of $112.7 million and FY 2014 of $16.4 million
- Order intake of $2.7 billion in FY 2016, resulted in 1.0x book-to-bill in a more competitive environment due to decreased customer capex budgets
- FYE 2016 backlog of $4.3 billion, slightly up compared to year-end 2015, provides a strong foundation for 2017 with approximately $3 billion of expected 2017 revenues already recorded in backlog as of December 31, 2016

Independent and Engaged Board Oversees Execution of Business Strategy

- The Board is an invaluable source of perspective and insight, overseeing and engaging in our strategy for continued growth
- Committed to a thoughtful Board refreshment process which identifies and considers new director candidates who have expertise that would complement and enhance the current Board's skills and experience
- Stockholder engagement remains a priority; it is shared among the full Board and is factored into the Board's decision making processes
- Used independent third party facilitator in connection with annual Board and Committee evaluations for 2017

Strong Compensation Practices

- Significant emphasis on variable, "at risk" compensation that aligns pay with performance
- Rigorous financial performance metrics directly linked to Company strategy with disclosed performance goals
- Compensation program reflects adherence to strong compensation governance practices

McDermott Today

- A vertically integrated offshore and subsea engineering, procurement, construction and installation company for upstream field developments worldwide
- Strategically located fabrication yards and a versatile marine fleet
- Strong long-term relationships with leading energy customers globally

- **Market Cap:** ~$1.6B[1]
- **2016 Revenue:** $2.6B
- **Headquarters:** Houston, TX
- **Global Operations:** ~20 Locations
- **Employees:** ~12,400






Engineering	Procurement	Construction	Installation
Strategic enabler and differentiator	**Ensure quality materials, right price, optimal schedule**	**Fabricate complex structures for delivery worldwide**	**Execute installation campaigns for success**

[1] *As of March 13, 2017*

Operational Turnaround

Over the past three years, McDermott has transformed as a Company to become a more sustainable, profitable and growth-oriented business, with a focus on stockholders, customers and other stakeholders

Dec 2013: David Dickson appointed President and CEO

Jan – Aug 2014: Executive changes:
- EVP & CFO
- EVP Offshore
- EVP Subsea
- SVP HR
- Regional Vice Presidents

Mar 2014: All financial guidance was withdrawn and guidance for the foreseeable future was suspended

Apr 2014: Refinanced Company credit arrangements representing $1.3B

May 2014: Gary Luquette appointed independent Chairman of the Board

2014

Jan 2015: Launched MDR Profitability Initiative (MPI) to increase efficiency and achieve operational cost reduction

Mar 2015: Reinitiated financial guidance

Apr 2015 – Oct 2016: Board engaged in a stockholder outreach program to discuss stockholder perspectives on strategy, governance and compensation

2015

Dec 2015: MDR initiates Additional Overhead Reduction (AOR) program. In FY 2016, MDR realized approximately $150M cash savings from MPI and $46M cash savings from AOR.

Dec 2015 – Present: Board has considered and implemented stockholder feedback regarding executive compensation, governance and proxy disclosure

2016

2016: Awards including $454 Abkatun-A2 project, MDR's largest project in terms of size and value to date for PEMEX, and three separate large Aramco projects, resulting in FYE 2016 total backlog of $4.3B and 120% TSR

2016 Performance

Operational effectiveness on projects and continued cost improvements have led to strong financial performance

MDR FY 2016 TSR vs. Proxy Peer Group and S&P 500[1]


120%
12%
12%
MDR's FY 2016 TSR significantly outperformed both the Proxy Peer Group and S&P 500
MDR
Proxy Peer Group
S&P 500

Operating Income


$16.4M
$112.7M
$142.3M
2014
2015
2016

Free Cash Flow


2014
2015
2016
($314.2M)
($47.6M)
($49.9M)

Backlog


$3.6M
$4.2M
$4.3M
2014
2015
2016

Order Intake


$1.1M
$3.7M
$2.7M
2014
2015
2016

[1] *As of December 31, 2016*

Board Uniquely Positioned to Exercise Strategic Oversight

Our Board continuously evaluates its composition to ensure effective oversight of McDermott's strategy in driving long-term stockholder value

Relevant Skills and Experience

Executive Leadership	9
Energy/Oilfield Services	9
International Operations	9
Financial Oversight Responsibilities	8
Public Company Board	7
Corporate Governance	9
Experience with Core Customers	5

Note: Figures reflect total number of current directors

Balanced Board Tenure



3
2
4
4 years or less
5 - 6 years
7 years or more

Independent Perspective



1
8
Independent Directors
Non-independent Directors

Our Board's insight and perspectives have been integral to the execution of McDermott's turnaround strategy, as evidenced by:

Stabilization

- New leadership took countermeasures to stop multi-year EBIT decline
- Stronger relationships with key customers—signaled a transformation of MDR

Optimization

- Undertook cost-reduction programs and business development effort across existing business lines
- Additional measures taken to improve process and asset refreshment

Looking Ahead

- Maintain strong focus on strengthening customer relationships
- Maintain strong focus on operational and cost effectiveness

Enhanced Board Evaluation Process and Commitment to Board Refreshment

Independent, Third Party Facilitator Utilized for Board and Committee Evaluations Conducted in 2017

Board Survey

Written Board survey developed to identify cultural and overall effectiveness issues

Detailed Interviews

Independent facilitator conducted interviews, leveraging findings from Board survey

Full Board Discussion

Presentation of findings and recommendations to the full Board for discussion and proposed enhancements

Follow-Through

Board to consider results, and facilitator to reach out mid-year to determine impact of changes and any further steps

Demonstrated Commitment to Board Refreshment

- **New Independent Director Appointed in February 2016**
  - ✓ Energy / Infrastructure Services Industry
  - ✓ Corporate Governance
  - ✓ Executive Leadership
  - ✓ Financial Oversight
  - ✓ Knowledge of Core Customers
  - ✓ International Operations



Erich Kaeser
Retired CEO, Siemens Middle East

- **Long-tenured director to retire at 2017 Annual Meeting after 12 years of service pursuant to mandatory retirement provision in McDermott's By-Laws**

Our Philosophy Links Strategy and Performance

McDermott's pay programs are designed to provide compensation that:

- Provides performance based incentives to reward achievement of short and long term business goals and objectives while recognizing individual contributions
- Attracts, motivates and retains high-performing executives
- Aligns executive and stockholder interests

Performance metrics and performance levels used within elements of annual and long-term compensation are designed to support our strategic and financial goals and drive the creation of stockholder value

Executive Incentive Compensation Plan (EICP)

Goal		Performance Metric
Drive profitability via improved project execution	→	Operating Income
Prioritize liquidity needs	→	Free Cash Flow
Support future business	→	Order Intake
Promote pricing discipline on new work	→	Order Intake Operating Margin

Long-Term Incentive Plan (LTIP) — Performance Units

Efficiently allocate capital to profitable investments	→	Relative Return on Average Invested Capital

Performance metrics under the EICP have generally remained consistent since 2014
Performance metrics under the LTIP have remained consistent since 2016

Significant Majority of CEO Pay is At-Risk

McDermott's compensation program is designed to align interests of executives with those of our stockholders with a focus on long-term performance results

CEO Target 2016 Compensation

15% Annual Base

Fixed cash compensation recognizing an executive officer's experience, skill and performance

15% Annual Incentives

Variable compensation designed to reward achievement of short-term business goals and strategic objectives, while recognizing individual contributions



85% At Risk

70% Long-Term Incentives

Variable compensation designed to align interests of executives with those of our stockholders with a focus on long-term performance results

Compensation and Governance Program Changes Informed by Stockholder Engagement

Off-Season Engagement

- Outreach to stockholders and proxy advisory firms to understand their perspectives on a variety of topics including governance and compensation

Stockholder Feedback

- Feedback from these meetings is collected and shared with the full Board
- The Board factors this feedback into its decision making process as detailed below

Board Evaluation of Feedback

- The Board is committed to understanding stockholder feedback and endeavors to integrate it where possible

In-Season Engagement

- Outreach to stockholders and proxy advisory firms in advance of Annual Meeting to provide additional context and answer any questions regarding proxy disclosures

What we heard from stockholders in 2016	Actions the Board has taken in response
▪ Keep executive compensation plans consistent	▪ Approved the continuing use of the 2014 financial metrics under EICP for the 2016 and 2017 EICP awards
▪ Consider a relative metric for LTIP awards	▪ Approved the use of Return on Average Invested Capital relative to a competitor peer group as the performance metric for the 2016 and 2017 Performance Unit awards
▪ Require double-trigger vesting of equity awards upon a change in control	▪ 2016 LTIP provides for double-trigger vesting upon a change in control, except where the awards are not assumed in the transaction
▪ Consider composition of peer group	▪ Added a competitive peer group of both domestic and international peers for determining performance under the 2016 and 2017 Performance Unit awards
▪ Consider periodic usage of an independent third party facilitator for annual evaluations	▪ Engaged an independent, third party facilitator in connection with the Board of Director and Committee evaluations conducted for 2017
▪ Maintain strong corporate governance foundation and commitment to Board refreshment	▪ Adopted limits on the number of boards on which directors may serve ▪ Consistent with our By-Laws, Roger A. Brown will retire from the Board at the 2017 Annual Meeting
▪ Provide disclosure on MDR's Corporate Social Responsibility (CSR) and sustainability activities	▪ Provided disclosure on MDR's CSR and sustainability activities in 2017 proxy statement, and expect to continue to increase disclosures around these activities in the future
▪ Continue stockholder engagement	▪ Board has prioritized engagement and will continue its vigorous outreach program

Strong Corporate Governance and Compensation Practices

Our Board believes in sound corporate governance and places significant weight on stockholder feedback in making decisions on governance processes and compensation programs

Board and Governance

- ✓ The Board is actively engaged in stockholder outreach efforts
- ✓ Independent Board Chairman
- ✓ Consistent director refreshment using a standardized process
- ✓ Use independent director search firm in selecting director candidates
- ✓ Majority voting for director elections
- ✓ Use of independent third party facilitator in connection with 2017 annual Board and Committee evaluations
- ✓ Management succession planning oversight
- ✓ Board risk oversight

Compensation Practices

- ✓ Long-term incentive compensation is subject to forfeiture
- ✓ Annual incentive compensation is subject to linear and capped payouts
- ✓ Use of multiple performance metrics
- ✓ Significant stock ownership guidelines for directors and executive officers
- ✓ Double-trigger change-in-control agreements
- ✓ Annual review of share utilization
- ✓ Independent compensation consultant
- ✓ Annual review of peer group
- ✓ Clawback policy
- X Repricing of underwater stock options
- X Excise tax gross-ups
- X Derivatives trading, hedging or pledging of Company stock
- X Employment contracts